Exhibit 3.7
AMENDMENT NO. 4
TO THE
FIFTH AMENDED AND RESTATED BYLAWS
OF
CENTERLINE HOLDING COMPANY
This Amendment No. 4 (the “Amendment”) to the Fifth Amended and Restated Bylaws of Centerline Holding Company, a Delaware statutory trust (the “Trust”), as amended (the “Bylaws”), was approved by the Trust’s board of trustees (the “Board”) effective as of March 5, 2010:
WHEREAS, the Trust (i) has entered into a purchase and sale agreement, by and among C-III Capital Partners LLC (“Newco”), on the one hand, and the Trust and certain of its subsidiaries, on the other hand, pursuant to which Newco will acquire (a) the Trust’s assets comprising the former ARCap Investors LLC business and certain other assets and (b) newly issued Special Series A Shares of the Trust; and (ii) has and/or will be entering into various agreements with certain of its lenders, creditors and claimants to restructure certain of its other outstanding debt obligations and a management agreement with an affiliate of Newco pursuant to which it will provide executive management services to the Trust (the “Transaction”);
WHEREAS, as a condition to consummating the Transaction, the Trust has agreed to amend its Bylaws to (i) clarify the indemnification rights of certain persons and (ii) require that any amendment to the definitions of “Independent Trustee” and “Managing Trustee” in the Trust Agreement or the Bylaws be approved by a majority of the Independent Trustees; and
WHEREAS, Article XIV of the Bylaws provides that the Board shall have the exclusive power to adopt, alter or repeal any provision of the Bylaws and to make new Bylaws.
NOW, THEREFORE, the Bylaws are hereby amended as follows:
1. Article XII of the Bylaws is hereby amended by inserting the following sentence after the last sentence of the first paragraph thereof:
“The foregoing rights to indemnification and advancement of expenses shall be in addition to any other right to indemnification and advancement of expenses that such Persons may have under the Trust Agreement, the Management Agreement, any contract, at law, under any insurance policy or otherwise.”
2. Article XIV of the Bylaws is hereby amended by inserting the following sentence immediately after the first sentence thereof:
“Notwithstanding the foregoing or any provision in these Bylaws to the contrary and in addition to any restrictions on amendments to the Trust Agreement contained in the Trust Agreement, a proposal, recommendation, vote or consent by the Board of Trustees to amend the definitions of “Independent Trustee” and “Managing Trustee” in the Trust Agreement, Sections 3.1(a), 10.11 and 11.2 of the Trust Agreement, Sections 3 and 12(c) of Article II of these Bylaws, Sections 3, 8, 10, 11(b), 12 and 17 of Article III of these Bylaws, Article IV of these Bylaws and Article XIV of these Bylaws, shall also require the vote or consent of a majority of the Independent Trustees (the “Independent Trustee Amendment Provision”). The Independent Trustee Amendment Provision shall remain effective through and including March 5, 2013 (the “Cessation Date”). After the Cessation Date, the Independent Trustee Amendment Provision shall automatically cease to be in effect and cease to be part of these Bylaws.”
Except to the extent expressly amended by the terms of this Amendment, the Bylaws shall remain unchanged and in full force and effect.
This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws, all rights and remedies being governed by such laws.
Each provision of this Amendment is intended to be severable. If any term or provision of this Amendment is illegal or invalid for any reason, such illegality or invalidity will not affect the legality or invalidity of the remainder of this Amendment.